EXHIBIT 12. STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
Eli Lilly and Company and Subsidiaries
(Dollars in millions)

	Three
	Months
	Ended
	March 31,	Years Ended December 31,
	2007	2006	2005	2004	2003	2002
Consolidated pretax income before cumulative effect of a change in accounting principle	$719.4	$3,418.0	$2,717.5	$2,941.9	$3,261.7	$3,457.7
Interest	78.3	344.8	245.7	162.9	121.9	140.0
Less interest capitalized during the period	(25.3)	(106.7)	(140.5)	(111.3)	(60.9)	(60.3)

Earnings	$772.4	$3,656.1	$2,822.7	$2,993.5	$3,322.7	$3,537.4

Fixed charges	$78.3	$344.8	$245.7	$162.9	$121.9	$140.0

Ratio of earnings to fixed charges	9.9	10.6	11.5	18.4	27.3	25.3